UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

PYXIS TANKERS INC.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

Y71726 106

(CUSIP Number)

c/o Pyxis Maritime Corp.

K. Karamanli 59

Maroussi 15125, Greece

+30-210-638-0200

Attn: President

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

August 10, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. Y71726 106

1	Name of Reporting Person; S.S. or I.R.S. Identification No. of Above Person (entities only) Maritime Investors Corp.
2	Check the Appropriate Box if a Member of a Group	(a)	[ ]
(b)	[x]
3	SEC Use Only
4	Source of Funds: OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[ ]
6	Citizenship or Place of Organization: Republic of the Marshall Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7	Sole Voting Power: 0
8	Shared Voting Power: 17,002,445
9	Sole Dispositive Power: 0
10	Shared Dispositive Power: 17,002,445
11	Aggregate Amount Beneficially Owned by Reporting Person: 17,002,445
12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)	[ ]
13	Percent of Class Represented by Amount In Row 11 93.0%
14	Type of Reporting Person: CO

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CUSIP NO. Y71726 106

1	Name of Reporting Person; S.S. or I.R.S. Identification No. of Above Person (entities only) Valentios Valentis
2	Check the Appropriate Box if a Member of a Group	(a)	[ ]
(b)	[x]
3	SEC Use Only
4	Source of Funds: Not applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[ ]
6	Citizenship or Place of Organization: Greece
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7	Sole Voting Power: 5,000*
8	Shared Voting Power: 17,002,445**
9	Sole Dispositive Power: 5,000*
10	Shared Dispositive Power: 17,002,445**
11	Aggregate Amount Beneficially Owned by Reporting Person: 17,007,445*, **
12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)	[ ]
13	Percent of Class Represented by Amount In Row 11 93.0%
14	Type of Reporting Person: IN

* Shares held through Thousand Islands Lake Corp., a Marshall Islands company controlled by Mr. Valentis.

** Shares held by Maritime Investors Corp.

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This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 10, 2015 and amended by Amendment No.1 filed with the SEC on June 13, 2017 (as amended, the “Schedule 13D”) by Maritime Investors Corp. (“MIC”) and Mr. Valentios Valentis (collectively with MIC, the “Reporting Persons”). The Reporting Persons may constitute a “group” for reporting purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended, with respect to their respective beneficial ownership of the Shares (as defined below). Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

Information contained herein with respect to each Reporting Person is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.

Item 1. Security and Issuer

This Amendment No. 2 relates to shares of common stock, $0.001 par value per share (the “Shares”), of Pyxis Tankers Inc., a Marshall Islands corporation (the “Issuer”). The Issuer’s principal executive offices are located at c/o Pyxis Maritime Corp., K. Karamanli 59, Maroussi 15125, Greece.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth in Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information thereto:

The information set forth in Item 6 of this Amendment No. 2 is hereby incorporated by reference.

Item 4. Purpose of Transaction

The information set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information thereto:

On July 13, 2017, the Issuer filed with the SEC a request seeking withdrawal of the Registration Statement on Form F-1 (File No. 333-217498) relating to the follow-on offering due to the Issuer’s decision not to proceed with the follow-on offering at this time. One of the closing conditions of the Issuer’s purchase of Ninthone pursuant to the SPA was the consummation of the follow-on offering. The SPA will terminate automatically without further action by the parties if the closing of the follow-on offering does not occur on or prior to August 31, 2017.

The information set forth in Item 6 of this Amendment No. 2 is hereby incorporated by reference.

It should be noted that the plans or intentions of the Reporting Persons are subject to change at any time, and that the Reporting Persons may from time to time, acquire or dispose, or cause to be acquired or disposed, additional securities of the Issuer, in the open market, in privately negotiated transactions or otherwise or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment policies of the Reporting Persons, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors.

Except as set forth above and in the Schedule 13D, as of the date of this Amendment No. 2, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4 of the Schedule 13D. Such persons may at any time reconsider and change their plans or proposals relating to the foregoing.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information thereto:

MIC has informed the Issuer that MIC desires to purchase up to 200,000 Shares of the Issuer’s outstanding public Shares through Holdings, its wholly owned subsidiary, in one or more open market or privately negotiated purchases at times and prices considered to be appropriate using cash on hand. Any purchase of Shares will be made for investment purposes.

Except as disclosed in this Amendment No. 2, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer (i) among the Reporting Persons and, to the best of their knowledge, any of the other persons identified pursuant to Item 2 of the Schedule 13D and (ii) between (a) the Reporting Persons and, to the best of their knowledge, any of the other persons identified pursuant to Item 2 of the Schedule 13D and (b) any other person.

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[SCHEDULE 13D SIGNATURE PAGE]

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

MARITIME INVESTORS CORP.

	By:	/s/ Valentios Valentis
	Name:	Valentios Valentis
	Title:	Director

/s/ Valentios Valentis
Valentios Valentis

Dated: August 10, 2017

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